Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

May 19, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:     Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Kensington Defender Fund

Dear Ms. Rossotto,

The purpose of this letter is to respond to the comments you provided on May 2, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 563 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Kensington Capital Defender Fund (the “Fund”) as a series of the Trust. PEA No. 563 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on March 16, 2023. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.The Staff is concerned that use of the term “Capital Defender” in the Fund’s name is not appropriate if the Fund is not providing safety and protection from loss to investors, and such use may be misleading under Rule 35d-1. The Staff directs the Fund to IM Guidance Update No. 2013-12 from November 2013. Please confirm supplementally if a new name is chosen in light of this comment, or alternatively, explain why use of this term in the Fund’s name is appropriate.

Response: The Trust responds by confirming that the Fund’s name will be changed to the Kensington Defender Fund, which the Trust believes addresses the Staff’s concerns with respect to Rule 35d-1.

2.Please supplementally provide the final fee table and example for the Fund and also confirm that the expense limitation arrangement disclosed in footnote 2 to the fee table will be in place for at least one year from the effective date of the registration statement.

Response: The Trust responds by providing the following final fee table and example for the Fund. The Trust also supplementally confirms that the expense limitation arrangement disclosed in footnote 2 will be in place for at least one year from the effective date of the registration statement.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Class
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	1.00%
Acquired Fund Fees and Expenses(1)	0.23%
Total Annual Fund Operating Expenses	2.48%
Fee Waivers(2)	(0.76)%
Total Annual Fund Operating Expenses After Fee Waivers	1.72%

1.Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are estimated since the Fund had not launched as of the date of this prospectus.
2.Kensington Asset Management, LLC (the “Adviser”) has contractually agreed to waive its management fee and pay Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses (“AFFE”), leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions, extraordinary expenses, and distribution (12b‑1) fees and expenses) do not exceed 1.49% of the average net assets of the Fund. Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of 36 months following the month during which such fee waiver and expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in effect at the time of recoupment. The Operating Expense Limitation Agreement is indefinite in term and cannot be terminated through at least May 30, 2024. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser.
Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, taking into account the fee waiver for year one. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Institutional Class	$175	$700

3.In the Principal Investment Strategies section beginning on page 2, include disclosure stating the range of market capitalizations of the equity securities in which the Fund will invest or have exposure.

Response: The Trust responds by adding disclosure stating that the Fund may have exposure to equity securities of companies of any size, including small- and medium-capitalization sized companies.

4.Regarding the Subsidiary, please:

a.Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Trust confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act1 and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with Section 8 of the 1940 Act. As a result, the Subsidiary individually may not be in compliance with certain provisions - e.g., the Subsidiary does not separately comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the 1940 Act.
The Trust responds by directing the Staff to existing disclosure on page 3 which states that, “In addition, the Fund and the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis . . .” Accordingly, the Trust respectfully declines to make revisions associated with this comment.

b.Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response: The Trust confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act2 and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with Section 18 of the 1940 Act.
The Trust responds by revising the section entitled “Derivatives” on page 8 as follows:
“The Fund and the Subsidiary may each invest in certain derivative instruments, such as futures, options and swaps, as set forth in the Fund’s Principal Investment Strategies. ~~In October 2020, the SEC adopted~~ Under Rule 18f-4 under the 1940 Act, ~~with a compliance date of August 19, 2022. Funds~~ funds that are subject to the rule are required to adopt and implement a written derivatives risk management program and quantitatively limit their use of derivatives based on the estimated potential risk of loss that the funds incur from their derivatives transactions. Funds that limit derivatives exposure to 10% of net assets are exempt from many of the requirements of Rule 18f-4 but must still adopt and implement policies and procedures reasonably
1 See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).
2 See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

designed to manage the fund’s derivatives risks. Rule 18f-4 governs the way funds must comply with the asset segregation and coverage requirements of Section 18 of the 1940 Act with respect to derivatives and certain other financing transactions. The Fund and the Subsidiary will comply with the provisions of Rule 18f-4 on an aggregate basis.”

c.Disclose that the Adviser, as the investment adviser to the Subsidiary, complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Trust confirms that the investment advisory and sub-advisory agreements for the Subsidiary will be presented for approval by the Trust’s Board of Trustees in connection with the Board’s initial approval of the investment advisory and sub-advisory agreements for the Fund under Section 15 of the 1940 Act. Thereafter, the Subsidiary’s investment advisory and sub-advisory agreements will be presented to the Trust’s Board of Trustees as part of the annual consideration of the renewal of the Fund’s investment advisory and sub-advisory agreements under Section 15 of the 1940 Act. Also, the investment advisory and sub-advisory agreements for the Subsidiary will be filed as exhibits to the Trust’s registration statement. Finally, while the Subsidiary’s investment advisory and sub-advisory agreements will comply with some provisions of Section 15 of the 1940 Act (e.g., the agreements are in writing and precisely describe the compensation to be paid), given the context, they do not comply with every provision of Section 15 (e.g., since the Subsidiary does not have independent directors, independent director approval is not required).

d.Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Trust responds by revising the first paragraph on page 3 as follows. The Trust also responds by identifying in the registration statement the custodian of the Subsidiary (U.S. Bank, N.A.).
“The Fund intends to make investments through the Subsidiary and may invest up to 25% of its total assets in the Subsidiary. The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands. Generally, the Subsidiary will invest primarily in ~~commodity futures and other~~ commodity-linked derivative instruments. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives. In addition, the Fund and the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis and, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund, including policies related to affiliated transactions and custody of assets. Unlike the Fund, the Subsidiary will not seek to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code). The Fund is the sole shareholder of the

Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.”

e.Disclose the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Trust responds supplementally by stating that the Subsidiary’s principal investment strategies and its related risks are the same as those of the Fund with respect to the Fund’s investments in commodity-related investments. The Trust believes that the principal investment strategies and principal risks described in the Fund’s prospectus reflect the aggregate operations of the Fund and the Subsidiary. The role of the Subsidiary is already fully disclosed in the principal investment strategies section where it states that the “Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies.” Accordingly, the Trust respectfully declines to make revisions associated with this comment.

f.Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Trust responds by supplementally confirming that the Subsidiary’s financial statements will be consolidated with those of the Fund.

g.Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Trust responds supplementally by confirming that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

h.Please confirm in correspondence the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Trust responds supplementally by confirming that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.Please confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Trust responds supplementally by confirming that the management fees of the Subsidiary have been included in the “Management Fees” line item and the estimated other expenses of the Subsidiary have been included in “Other Expenses” of the Fund’s fee table, as applicable.

j.Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Trust responds by confirming that it will add disclosure stating that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

5.In the Principal Investment Strategies section beginning on page 2, revise to discuss (i) the universe of securities from which the Fund will choose its investments, and (ii) how it chooses these investments.

Response: The Trust responds by revising the disclosure as follows:

“The Fund is designed to provide the potential to participate in rising markets, but with a reduced risk of drawdown in declining markets (i.e., the risk of a decline in investment value during a decline in the U.S. equity markets), through a portfolio that has exposure to different strategies, asset classes and individual investments. The Fund will seek to utilize varying investment strategies, including (i) Liquid Strategies, LLC’s (the “Sub-Adviser”) ~~Capital~~ Defender Model, (ii) an options overlay strategy to generate income, and (iii) a total return swap strategy intended to provide ~~gain non-correlated~~ exposures with reduced correlation to the other strategies. The ~~Fund expects to have exposure across a number~~ universe of asset classes in which the Fund may invest includes, ~~including,~~ but is not limited to, equities (both developed and emerging markets), bonds (including high-yield or “junk” bonds), commodities, currencies and real estate. The Fund is actively managed and the Fund’s exposures to different strategies, asset classes and individual investments will vary based on the Adviser’s or Sub-Adviser’s ongoing evaluation of investment opportunities, and the Fund may not always have exposure to all of the strategies and asset classes described herein.

The ~~Fund~~ universe of investment types the Fund may use to ~~will generally~~ obtain exposure to these various asset classes includes, but is not limited to, ~~through a combination of~~ individual securities (such as stocks and bonds), derivative instruments (including, but not limited to, swaps, written and purchased options, and futures contracts), ~~investment in~~ other investment companies (i.e., underlying funds), including mutual funds and exchange-traded funds (“ETFs”), and real estate investment trusts (“REITs”). The Fund may either invest directly in its investments or indirectly by investing in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”) which invests in the investments. The Fund is non-diversified, which means it may invest a high percentage of its assets in a limited number of investments. Individual investments are determined in accordance with the particular strategy or strategies being implemented at a particular time, each as discussed below.”

6.With respect to the description of the “Capital Defender Model” on page 2:

a.Please clarify how the Model works. In doing so, please disclose the types of data used to execute the model and the source of the data. Is the data public? If so, how does the model account for timing when using the data? Is the model anticipatory or reactive? Does the model assume a particular momentum will continue, and is not just the result of an event? What periods of time does the model look at in determining momentum? In particular, please address how the model works with the Fund’s strategy of re-balancing once a month (e.g., might the market have already adjusted to an event at the time of the re-balancing?) In general, please disclose how the model drives decisions to achieve the Fund's objective and any risk using the model with respect to timing.
b.Revise to clarify whether the model uses a quantitative or qualitative approach and discuss the data inputs and analysis used and how they impact investment decisions.
c.Explain further what is meant by the phrase, “The model evaluates the capital markets . . .”
d.Revise the third bullet entitled “Optional Portfolio Hedges” to explain that even though this sub-strategy attempts to limit portfolio turnover, the Fund is still expected to have a high annual portfolio turnover.

Response: The Trust responds by revising the disclosure as follows:

“~~Capital~~ Defender Model
The Sub-Adviser’s ~~Capital~~ Defender Model (the “Model”) utilizes a tactical investment strategy that combines a momentum approach with a disciplined capital preservation routine. The Model quantitatively evaluates ~~the capital markets~~ market conditions and periodically signals a rebalance of the portfolio to account for multi-asset market movement as compared to a traditional equity and bond portfolio that retains static allocations. Asset class exposures through the Model may include equities, bonds, commodities and real estate.

The Model is proactive in that it seeks to predict future performance using data from the past several quarters. The Model emphasizes longer-term trends over shorter-term ones, with a goal of reducing the probability of false signals. While intra month-hedging may be implemented to account for signal changes occurring between the monthly rebalances, there is always the risk that the Model will not accurately predict future performance or will be late to capturing successfully predicted performance. In addition, the portfolio managers have discretion to deviate from the Model during extreme events to prioritize risk reduction for shareholders, and such discretion when implemented could lead to the Fund underperforming the Model over certain periods.

Data inputs evaluated by the Model include publicly available price information across the various asset classes. The evaluation of these data inputs is pursuant to t~~T~~he key elements of the Model’s strategy, which are as follows:
•Investment Momentum - Momentum strategies favor investments that have performed relatively well over those that have underperformed for various time periods, seeking to capture the tendency for asset prices to keep moving in the same direction. The Model seeks to identify investments with recent positive momentum.
•Protection Momentum - When investment momentum trends shift, the Model seeks to identify the change and signal that the portfolio adapt accordingly. In addition, when turmoil hits the capital markets, risky assets tend to become highly correlated and decline in tandem. The Model seeks to assess the risk of a market crisis by measuring multi-market breadth (i.e., the strength or weakness of movement in major market indices) and the relative number of down-trending risky assets. The more assets in distress, the more the Model will signal a shift of the portfolio to less risky assets.
•Optional Portfolio Hedges - In an attempt to limit portfolio turnover, the Fund’s portfolio is generally rebalanced not more than once per month. When the Fund’s portfolio has exposure intramonth to an asset class that would otherwise be removed from the portfolio or reduced in size as a result of the Model’s momentum assessment, the Adviser or Sub-Adviser may hedge some or all of the exposure to that asset class until the next rebalance occurs. This hedging may be done through the use of index futures, options or ETFs. Even with this hedging sub-strategy, the Fund is expected to have high annual portfolio turnover.”

7.With respect to the description of the “Total Return Swap Strategy” on page 2:

a.Revise to clarify what is meant by the term “macro exposures”.
b.Revise to explain how this sub-strategy is different from the “Capital Defender Model.”

Response: The Trust responds by revising the disclosure as follows:

        “Total Return Swap Strategy
The Fund may ~~will~~ also invest in a total return swap (“TRS”) to gain exposure to a model portfolio managed by a third-party manager. The TRS strategy seeks capital appreciation by gaining long and short macro exposures (i.e., exposures to individual asset classes rather than individual companies) to investments in bond, currency, equity, real estate, and commodity markets. The TRS strategy utilizes quantitative strategies to determine its allocations to the various asset classes, including, but not limited to, momentum signals (identifying investments with positive and negative relative performance and investing long and short accordingly) and trend signals (identifying investments with positive and negative price trends and investing long and short accordingly). While the TRS strategy provides exposure to similar asset classes as the Model, also using momentum as part of the strategy, it may provide broader exposure in certain asset classes as well as additional asset classes. For example, the TRS strategy may include exposure to a broader set of commodity types. In addition, the TRS strategy may also provide exposure to the currency asset class as well as market volatility through exposure to volatility index options. Volatility index options can be used to hedge against, or benefit from, market volatility. This broader exposure is intended to result in reduced correlation between the TRS Strategy and other strategies, though there is no guarantee the strategies will be uncorrelated, including in a scenario where they are each underperforming. ~~The TRS strategy is utilized to gain exposures that are non-correlated to the rest of the portfolio~~.”

8.With respect to the “Real Estate and REITs Risk” disclosure on page 4, revise to highlight the risks associated with the commercial real estate market, as appropriate.

Response: The Trust responds by revising the disclosure as follows:

” Real Estate and REITs Risk: REITs are companies that invest in real estate or interests therein. Investments in real estate securities are subject to risks inherent in the real estate market, including risks related to possible declines in the value of and demand for real estate, which may cause the value of the Fund to decline. Share prices of REITs may decline because of adverse developments affecting the residential and commercial real estate industry, residential and commercial property values, including supply and demand for residential and commercial properties, the credit performance of residential and commercial mortgages, the economic health of the country or of different regions, and interest rates. In particular, the commercial real estate segment of the real estate market has been under pressure in recent years due various factors, including the COVID pandemic, rising interest rates and the trend of more employees working from home. There is no way to predict how long this trend will continue, and investments tied to commercial real estate, as well as residential real estate, could see significant declines moving forward.”

9.With respect to the “Short Sale Risk” disclosure on page 5:

a.Confirm that any costs associated with short sales will be included in the fee tables, in accordance with Form N-1A.
b.Add appropriate disclosure to the Principal Investment Strategies section explaining how what short sales are and how they work.

Response: The Trust responds supplementally by confirming, as discussed in the referenced risk factor, that the Fund intends to gain its short exposure through derivative instruments, such as a futures contract. Accordingly, the Trust notes that pursuant to Form N-1A there are no specific fees to be disclosed in the fee table related to these instruments. In addition, the Trust responds by adding the following disclosure to the Principal Investment Strategies section:

“When the Fund takes a short position, it will benefit from a decrease in the price of the investment underlying the short position. If the position underlying the short position were to increase in price, the Fund’s short position would decrease in value.”

10.With respect to the “LIBOR Risk” disclosure on page 6, please confirm supplementally whether this is a principal risk, and if so, explain which of the Fund’s principal investment strategies are impacted by the risk:

Response: The Trust responds removing the referenced risk factor from the Fund’s “Principal Investment Risks” section.

11.In the “Management” section on page 15, revise the relevant disclosures to specifically identify the shareholder report where the basis for the Board’s approval of the advisory agreement will be available.

Response: The Trust responds by making the requested revision.

12.In the “Management” section on page 15, add additional language to disclose the experience of the sub-adviser.

Response: The Trust responds by revising the referenced section as follows:

“Sub-Adviser: The Adviser has engaged Liquid Strategies, LLC to serve as sub-adviser to the Fund. Liquid Strategies, LLC, subject to the supervision of the Adviser, is responsible for the day-to-day management of the portion of the Fund’s portfolio allocated to it by the Adviser, including the purchase, retention, and sale of securities. Founded in 2013, Liquid Strategies, LLC primarily provides investment advisory services to registered investment companies, and currently serves as investment adviser to several exchange-traded funds in addition to the Fund. Liquid Strategies, LLC is a Delaware limited liability company located at 3550 Lenox Road, Suite 2550, Atlanta, Georgia 30326. Liquid Strategies, LLC is an SEC-registered investment adviser.”

13.In the “Portfolio Managers” section on page 15, it is noted that Mr. Chiarelli worked at Capital Defender Advisors previously. Confirm supplementally whether the “Capital Defender Model” is named after or associated with this entity, and if so, evaluate whether additional disclosure should be added to this section to clarify this relationship.

Response: The Trust responds by revising the referenced section as follows:

Elio Chiarelli, Jr., Ph.D., AIF®, CPFA
Elio serves as Portfolio Manager of the Sub-Adviser and has over 12 years of experience in investment management, client services, investment fiduciary guidance, and portfolio construction. Prior to joining the Sub-Adviser in 2023, he ~~worked at Capital Defender Advisors, Inc. for 8 years and~~ served as the Chief Investment Officer and Chair of the Investment Committee at Kidder Advisers, Inc. from 2018 to 2023. Elio also operates his own financial advisory firm, Capital Defender Advisors, Inc., where he manages client assets with his investment model which is similar to the Defender Model used for the Fund. He holds a BS in Agricultural Education from Penn State and a MS in Agricultural Education and Food & Resource Economics and a Ph.D. in Entrepreneurship from the University of Florida. Elio has a strong background in agriculture and economics and is accredited with the Accredited Investment Fiduciary (AIF®) designation from the Center for Fiduciary Studies and the Certified Plan Fiduciary Advisor (CPFA) credential from the National Association of Plan Advisors (NAPA).

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 721-8328.

Sincerely,

/s/ John Hadermayer
John Hadermayer
Secretary
Managed Portfolio Series
cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP